Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated December 2, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.forbes.com on December 1, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Clarifications and Corrections

                We believe that the following information should be clarified and corrected in this article:

                * "They can also become creditors in baskets of loans to debtors of various risk levels." Investors are unable invest in baskets or pools of loans. Investors must select loans on an individual basis to create their own portfolio.

                * "Lending Club charges borrowers upfront fees and pockets a spread between the interest lenders earn and the higher rates that borrowers pay." LendingClub charges a 1% service fee to each investor regardless of the underlying borrower's rate.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Making Personal Loans For Fun And Profit

Looking for hefty yields? Lending Club offers them by turning you into a banker to the little guy.

As a venture capitalist, Craig Jones is praying the initial public offering market will soon spring back and let him cash out of his illiquid investments. While he waits, Jones is putting his liquid assets to work. He's committed $1.2 million, or one-fifth of his investment portfolio, in loans to fellow Americans.

A few are starting businesses, expanding existing ones or improving their homes. Most are just indebted Joes looking to consolidate debt or roll over Visa and MasterCard ( MA - news - people ) balances that are charging 14% into loans charging 11%.

"It's hard to find a return these days that isn't correlated to the stock market," says Jones. "I had to get creative."

He's done so via Lending Club, a company whose website has, over its three years in operation, matched 23,000 lenders with 18,500 loans. Total balance outstanding: $179 million. Lending Club was founded by Renaud Laplanche, a French native who worked as a New York securities lawyer before launching database search firm MatchPoint. Laplanche whipped out his plastic (and paid 18% annual interest) to cover the cost of computers and furniture early on. When he later related this war story to friends, some said they would have happily lent him money on less onerous terms.

"That got me thinking," he says. "Banks are middlemen."

Laplanche sold MatchPoint to Oracle in 2005, pocketed $10 million, and after spending two years at the tech giant headed off on a planned yearlong European sabbatical. He returned seven weeks later to set up Lending Club.

The service launched in May 2007 as one of Facebook's first applications, which attracted buzz and young borrowers with scanty credit histories to mine. Laplanche shifted gears and primed the pump with $12 million from angel investors and Silicon Valley Bank.

These days Lending Club is one of a handful of peer-to-peer lenders filling a gap created by tightfisted bankers. Prosper, another such venture, operates competitive auctions in which lenders bid to offer borrowers the lowest interest rates.

Lending Club categorizes borrowers into 35 levels based on their credit histories and other data. To qualify, a borrower must be "prime," with a minimum FICO score of 660, a debt-to-income ratio (excluding mortgage debt) of less than 25% and no current delinquencies, recent bankruptcies or tax liens. Lending Club rejects roughly 90% of prospective borrowers. Creditors can choose which individuals to lend to and commit as little as $25 to loans whose total values range between $1,000 and $25,000. They can also become creditors in baskets of loans to debtors of various risk levels.

Lending Club charges borrowers upfront fees and pockets a spread between the interest lenders earn and the higher rates that borrowers pay. Revenues should triple next year from 2010's $7 million, with profits in sight.

After Jean and Erica Etjeke's Clearwater, Fla. home was nearly destroyed by a fire two years ago, the couple says its homeowner's insurance check went straight to their mortgage lender. The bank was slow to dole out funds for repairs. A local bank was charging 13% interest. The Etjekes turned to Lending Club and borrowed $10,500 at 8.94%.

How do lenders fare in such transactions? Pretty well, it appears, by bond market standards. Newly issued five-year B-rated corporate debt is paying around 7.5%, with defaults averaging 3.4% over the past nine decades. In comparison, creditors can earn 14.5% annually on five-year Lending Club notes, of which 4.9% have defaulted over the past three years. Strip away defaults and Lending Club's own cut, and his creditors have earned 9.6% annually pretax, Laplanche says.

Lender David Niekerk, an Amazon.com ( AMZN - news - people ) vice president, admits he doesn't know how borrowers are using his money but says he still enjoys a psychic benefit: "I needed to fill a void, because banks weren't going to get us out of this mess."